Exhibit 99.1

US Patent Covering CRISPR-Edited Allogeneic CAR T-Cells Granted to Cellectis

Following Series of US and European Patent Grants, Cellectis Strengthens its Intellectual Property on CRISPR-Edited T-cell Therapies

NEW YORK--(BUSINESS WIRE)--March 10, 2020--Regulatory News:

Cellectis (Paris:ALCLS) (NASDAQ:CLLS) (Euronext Growth: ALCLS; Nasdaq: CLLS), a clinical-stage biopharmaceutical company focused on developing immunotherapies based on gene-edited allogeneic CAR T-cells (UCART), today announced that a new patent from the US Patent and Trademark Office (USPTO) had been granted to Cellectis for methods of preparing allogeneic T-cells for immunotherapy with CRISPR-Cas9 technology.

The patent US10,584,352 issued today claims “a method of preparing and administering T-cells for immunotherapy comprised of providing primary human T-cells from a healthy donor and genetically modifying the primary human T-cells to eliminate expression of the T-cell receptor (TCR), which contains expression on the Cas9 endonuclease fused to a nuclear localization signal (NLS) and guide RNA that directs said endonuclease to at least one targeted locus encoding the TCR in the T-cell genome, and further the expansion of the genetically modified T-cells, as well as the administration of at least 10,000 of the expanded genetically modified T-cells to a patient.”

This patent complements the European patent EP3004337, claiming a method of preparing T-cells for immunotherapy using the CRISPR-Cas9 system, initially granted on August 2, 2017 and upheld by the EPO in November 2019 following an opposition procedure initiated in May 2018.

In January 2020, Cellectis was also granted European Patent EP3116902, which claims “an engineered isolated CAR T-cell, which expression of beta 2-microglobulin (B2M) is inhibited, while at least one gene encoding a component of the T-cell receptor (TCR) is inactivated.”

“These patents highlight Cellectis’ long-term expansion of expertise in various gene-editing technologies, including CRISPR-Cas9,” said Dr. André Choulika, Chairman and CEO, Cellectis. “Cellectis invented the gene-edited CAR-T allogeneic approach, and over the past decade, we have remained committed to developing the most safe and efficacious therapeutic products on a global scale.”

The Cellectis inventors of US10,584,352 and EP3004337 patents are Dr. André Choulika, Chairman and CEO, Dr. Philippe Duchateau, Chief Scientific Officer and Dr. Laurent Poirot, VP, Immunology Department. Inventors from Cellectis of the EP3116902 patent include Dr. Laurent Poirot, VP, Immunology Department, Dr. David Sourdive, EVP, Strategic Initiatives, Dr. Philippe Duchateau, Chief Scientific Officer and Dr. Jean-Pierre Cabaniols, Head of Analytical Department.

About Cellectis
Cellectis is developing the first of its kind allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients. As a clinical-stage biopharmaceutical company with over 20 years of expertise in gene editing, Cellectis is developing life-changing product candidates utilizing TALEN®, its gene editing technology, and PulseAgile, its pioneering electroporation system to harness the power of the immune system in order to target and eradicate cancer cells.

As part of its commitment to a cure, Cellectis remains dedicated to its goal of providing life-saving UCART product candidates to address unmet needs for multiple cancers including acute myeloid leukemia (AML), B-cell acute lymphoblastic leukemia (B-ALL) and multiple myeloma (MM).

Cellectis headquarters are in Paris, France, with additional locations in New York, New York and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS). For more information, visit www.cellectis.com.

Follow Cellectis on social media: @cellectis, LinkedIn and YouTube.

TALEN® is a registered trademark owned by Cellectis.

Disclaimer
This press release contains “forward-looking” statements that are based on our management’s current expectations and assumptions and on information currently available to management. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Further information on the risk factors that may affect company business and financial performance is included in Cellectis’ Annual Report on Form 20-F and the financial report (including the management report) for the year ended December 31, 2019 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

Contacts

Media:
Jennifer Moore, VP of Communications, 917-580-1088, media@cellectis.com
Caitlin Kasunich, KCSA Strategic Communications, 212-896-1241, ckasunich@kcsa.com

IR:
Simon Harnest, VP of Corporate Strategy and Finance, 646-385-9008, simon.harnest@cellectis.com